KINGSWAY FINANCIAL SERVICES INC.
45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 (416) 848-1171 Fax: (416) 850-5439

November 2, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 8, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated November 2, 2018, regarding the Commission’s review of the above mentioned filings and has submitted its response below.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 12: Revenue from Contracts with Customers, page 21

Comment:

1. We acknowledge your response to the last bullet of our prior comment. Please represent to us that you will include the following in your disclosure addressing Item 308(c) of Regulation S-K regarding changes in internal control over financial reporting (ICFR) within Item 4 Controls and Procedures of Part I of your upcoming Form 10-Q for the quarterly period ended September 30, 2018:

•
That your revenue recognition error caused you to reevaluate your disclosure controls and procedures (DCP) at March 31, 2018 and June 30, 2018 and that you concluded that DCP was ineffective at those dates because of a material weakness in ICFR.

•	The nature of the material weakness in ICFR consistent with that provided in your response.

•
The changes you made in ICFR during the third quarter of 2018 to remediate the material weakness consistent with that provided in your response in order to conclude that DCP was effective at September 30, 2018.

Company’s Response:

The Company represents that it will include the following in its disclosure addressing Item 308(c) of Regulation S-K regarding changes in internal control over financial reporting within Item 4 Controls and Procedures of Part I of the Company’s Form 10-Q for the quarterly period ended September 30, 2018:

•
That our revenue recognition error caused us to reevaluate our disclosure controls and procedures at March 31, 2018 and June 30, 2018 and we concluded that disclosure controls and procedures were ineffective at those dates because of a material weakness in internal control over financial reporting.

•	The nature of the material weakness in internal control over financial reporting consistent with that provided in our November 1, 2018 response.

•
The changes we made in internal control over financial reporting during the third quarter of 2018 to remediate the material weakness consistent with that provided in our November 1, 2018 response in order to conclude that disclosure controls and procedures were effective at September 30, 2018.

Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer